UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

SPIRENT plc

(Translation of registrant’s name into English)

Spirent House,

Crawley Business Quarter,

Fleming Way, Crawley,

West Sussex RH10 9QL, UK

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F). Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934). Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUKE THOMAS
(Registrant)

Date: 5 August, 2004	By	/S/ Luke Thomas
(Signature)

833 – 5 August 2004

SPIRENT PLC

INTERIM RESULTS FOR THE FIRST HALF OF 2004

Spirent plc (LSE: SPT; NYSE: SPM), a leading communications technology company, today announced its interim results for the first half of 2004.

Highlights

£ million	First half 2004 (1)	First half 2003 (1,2)	Change %
Turnover	239.3	229.2	4
Operating profit (3)	21.6	15.4	40
Profit before tax and amortisation (4)	18.6	13.1	42
Profit/(loss) before tax	14.0	(9.3)
Earnings per share (5) (pence)	1.41	1.02	38

•	Reported turnover was up 4 per cent and operating profit (3) was up 40 per cent compared with the first half of 2003.

•	Earnings per share (5) in the first half of 2004 increased by 38 per cent to 1.41 pence.

•	The effect of currency translation in the first half of 2004 reduced turnover by £18.5 million, operating profit (3) by £1.9 million and profit before tax and amortisation by £1.5 million.

•	On a constant currency basis, turnover in the first half of 2004 increased by 12 per cent and operating profit (3) increased by 52 per cent.

•	In the Communications group, turnover and operating profit (3) were up in constant currencies by 18 per cent and 108 per cent, respectively, with good growth in the Performance Analysis division more than offsetting lower results from the Service Assurance division in the period.

•	The Network Products group delivered a good performance with turnover up 14 per cent and operating profit (3) up 36 per cent in constant currencies.

Notes
1	First half 2004 refers to the period to 4 July 2004 and first half 2003 refers to the period to 29 June 2003.
2	Results for the first half of 2003 have been restated to reflect the effect of adopting Financial Reporting Standard 17 ‘Retirement Benefits’ and Urgent Issues Task Force Abstract 38 ‘Accounting for ESOP Trusts’.
3	Before goodwill amortisation and operating exceptional items.
4	In the first half of 2003, before exceptional items.
5	Earnings per share is based on headline earnings as set out in note 5 to the interim report.
6	In constant currencies or on a constant currency basis means calculated at constant exchange rates.

John Weston, Chairman, commented:

“We are encouraged by our results for the first half of 2004 which reflect the benefit of our continued investment in product development and our ability to capitalise on the continuing general improvement in our markets. We are delighted to welcome Anders Gustafsson, our new Chief Executive. His extensive telecoms industry expertise, substantial experience of international operations and strong customer focus will be key as he leads the Group through the next stages of its development.”

Commenting, Eric Hutchinson, Finance Director, said:

“The satisfactory start to 2004 continued into the second quarter and performance in the first half of 2004 improved markedly over the first half of last year.

“The Performance Analysis division has benefited from certain one-time orders in the first half as well as increased customer investment in next-generation technologies, which we believe is an important underlying long term trend. We expect the performance of the Service Assurance division to remain subdued until advanced IP services become more widely deployed and we successfully expand our customer base. Our Network Products business is expected to continue to benefit from general positive economic conditions but we expect it will revert to its usual pattern of seasonality in 2004 with the second half result somewhat lower than the first.

“Our commitment to product development throughout the downturn has positioned us well and overall we believe this will enable us to continue on course for the full year.”

- ends -

Enquiries

Eric Hutchinson, Finance Director	Spirent plc	+44 (0)1293 767676

Investor Relations
Catherine Nash	Spirent plc	+44 (0)1293 767676

Media
Jon Coles/Rupert Young	Brunswick	+44 (0)20 7404 5959

About Spirent

Spirent is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. Our Network Products business is a developer and manufacturer of innovative solutions for fastening, identification, protection and connectivity in electrical and communications networks marketed under the global brand HellermannTyton. The Systems group comprises PG Drives Technology, which develops power control systems for specialist electrical vehicles in the mobility and industrial markets, and an aerospace business that provides ground-based logistics support software systems for the aviation market. Further information about Spirent plc can be found at www.spirent.com

Spirent Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares (ADS), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are trademarks or registered trademarks of Spirent plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.

This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act of 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as “will”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “should”, “may”, “assume” and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include, but are not limited to: the extent to which customers continue to invest in next-generation technology and deploy advanced IP-based services; our ability to successfully expand our customer base; our ability to continue to benefit from generally improving market conditions; the prevailing market conditions and pace of economic recovery; our ability to improve efficiency and adapt to economic changes and other changes in demand or market conditions; our ability to develop and commercialise new products and services, extend our existing capabilities in IP services and expand our product offering internationally; our ability to attract and retain qualified personnel; the effects of competition on our business; fluctuations in exchange rates and heavy exposure to a weak US dollar; our ability to avoid a breach of our financial covenants and to achieve certain financial requirements under our renegotiated borrowing terms; changes in the business, financial condition or prospects of one or more of our major customers; risks of doing business internationally; the financial burden of our pension fund deficit; risks relating to the acquisition or sale of businesses and our subsequent ability to integrate businesses; our reliance on proprietary technology; our exposure to liabilities for product defects; our reliance on third party manufacturers and suppliers; and other risks described from time to time in Spirent plc’s Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.

INTERIM REPORT FOR THE FIRST HALF OF 2004

Operating profit, return on sales and headline earnings per share are used by the Group as key measures of operating performance and are stated before the effect of goodwill amortisation and exceptional items so that period on period comparisons are not distorted. Free cash flow (cash flow before acquisitions, disposals, equity dividends and financing) is also a key measure.

Operating profit and return on sales in the text are stated before goodwill amortisation and operating exceptional items. In constant currencies or on a constant currency basis means calculated at constant exchange rates.

First half 2004 refers to the period to 4 July 2004 and first half 2003 refers to the period to 29 June 2003. Results for the first half of 2003 have been restated to reflect the effect of adopting Financial Reporting Standard 17 ‘Retirement Benefits’ and Urgent Issues Task Force Abstract 38 ‘Accounting for ESOP Trusts’.

Review of Operations

Communications

	First half 2004	First half 2003	Change %
£ million			Reported	Constant currency
Turnover
Performance Analysis	83.1	71.3	17	30
Service Assurance	42.0	46.2	(9)	1

Communications group	125.1	117.5	6	18

Operating profit
Performance Analysis	7.1	0.5
Service Assurance	2.2	4.6	(52)	(41)

Communications group	9.3	5.1	82	108

Return on sales (%)
Performance Analysis	8.5	0.7
Service Assurance	5.2	10.0
Communications group	7.4	4.3

The encouraging trends in customer spending seen in the first quarter of 2004 have continued throughout the second quarter and the overall performance of our Communications group has improved markedly over the same period last year as a result. On a constant currency basis, turnover increased by 18 per cent and operating profit increased by 108 per cent compared with the first half of 2003. Return on sales in the first half of 2004 improved to 7.4 per cent.

We have maintained our commitment to product development, investing £30.1 million, or 24 per cent of turnover, in the period (first half 2003 £28.5 million, 24 per cent of turnover). This investment has been directed at next-generation technologies and at increasing the functionality, scalability and automation of our products to help our customers improve the efficiency and cost effectiveness of their test processes.

Performance Analysis

The Performance Analysis division achieved a 30 per cent increase in turnover on a constant currency basis in the first half of 2004 relative to the first half of 2003 reflecting certain one-time orders in the period and increased customer spending on next-generation technologies. Operating profit of £7.1 million was up materially over the first half of 2003 reflecting the increased volumes and the benefits of cost savings made in 2003. Return on sales recovered to 8.5 per cent for the period compared with 0.7 per cent in the first half of 2003.

In the first half of 2004 we achieved increased sales in constant currencies across all our product groups compared with the first half of 2003. In particular, our wireless business delivered increased sales of our CDMA-2000 test systems, driven by handset evolution and technology upgrades, and we saw encouraging progress with our recently launched Wideband CDMA systems. New products launched at the end of 2003 for testing Ethernet switches and routers in enterprise local area networks also showed strong growth. Customers’ concerns over the security of enterprise networks and websites resulted in continued demand for our web testing products which simulate virus and complex denial of service attacks. We have been successful in addressing customers’ needs in relation to the development of advanced services over Internet Protocol (IP) networks and are seeing increased demand for our voice-over-IP test solutions. The recovery in the first half has largely been led by the US but sales to customers in Europe and the Asia Pacific region have also increased over the same period last year.

Our first half results in this division demonstrate that our sustained investment in the development of new products and enhancements throughout the downturn has enabled us to keep pace with customers’ needs as they step up their spending on next-generation technologies.

Service Assurance

Turnover for the division in the first half of 2004 was broadly flat in constant currencies compared with the same period last year. Operating profit of £2.2 million for the period was substantially below the first half of 2003. While gross margins have been maintained, return on sales reduced from 10.0 per cent in the first half of 2003 to 5.2 per cent in the first half of 2004 due to our increased investment in product development and marketing. We saw good growth in sales of digital subscriber line (DSL) test heads in the period but sales of digital leased line systems and monitoring contracts were down compared with the first half of 2003. Our field test business saw growth over the first half of last year driven by sales of its portable fault testers.

We continue to supply and support DSL and digital leased line monitoring systems for major US service providers. However, as a result of increasing pressure on profitability, our customers are maintaining tight controls on the cost of providing DSL services and we continue to seek to increase the cost-effectiveness of our systems. Customers are also increasingly focussing on advanced IP-based services and in response we are investing in expanding our capabilities in this sector and recently introduced our first monitoring and diagnostic system for IP-based services. Given the importance of broadening our customer base, we have increased investment in our marketing activities. In view of these factors we expect this division’s performance to remain subdued until advanced IP services are more widely deployed and we successfully expand our customer base.

Network Products

	First half 2004	First half 2003	Change %
£ million			Reported	Constant currency
Turnover	95.0	85.9	11	14
Operating profit	10.7	8.1	32	36
Return on sales (%)	11.3	9.4

Our Network Products group delivered a good performance in the first half of 2004 with turnover of £95.0 million up 14 per cent in constant currencies over the same period last year. Operating profit of £10.7 million was ahead by 36 per cent in constant currencies over the first half of 2003 and return on sales improved to 11.3 per cent from 9.4 per cent. In 2003 results for the second half were ahead of the first half due to market recovery, but we expect to revert to the normal seasonality of this business in 2004 with second half performance being somewhat below the first half.

Our Network Products group benefited from the general economic recovery and achieved growth in constant currency terms in all regions in the first half of 2004. Our strategy of providing innovative solutions and working closely with customers on a global basis has enabled us to continue to increase sales in the automotive market, with our products being specified on existing and new vehicle platforms by automotive manufacturers and their first tier suppliers. Our sales in the heavy vehicle market continued to be buoyant in both the US and Asia and improved in Europe in the first half of 2004. The market for our communications network systems saw some improvement in most regions but sales remain at comparatively low levels. We have made progress with our local area network products in the US where our emerging share of the market continues to grow.

We continue to expand our product range and in the first half of the year launched several new products that will enable us to increase market and customer penetration. Our capital expenditure has increased over last year as planned as we are expanding capacity at our major manufacturing sites in order to meet customer demand.

Systems

	First half 2004	First half 2003	Change %
£ million			Reported	Constant currency
Turnover	19.2	21.0	(9)	(3)
Operating profit	1.6	2.5	(36)	(29)
Return on sales (%)	8.3	11.9

Figures in the above table relate to ongoing businesses only. Divested businesses contributed £4.8 million of turnover and a £0.3 million operating loss in the first half of 2003.

The overall results of our Systems group in the first half of 2004 were reduced due to the effect of the weak US dollar, particularly on trading. On a constant currency basis turnover was down 3 per cent and operating profit was down 29 per cent. Return on sales reduced to 8.3 per cent compared with 11.9 per cent in the first half of 2003.

In our power controls business, actions are being taken to mitigate the effect of the weak US dollar on trading, including increasing the number of components purchased in US dollars. A build up of inventory in the supply chain at the end of 2003 and a reduction in US government healthcare funding in the powered wheelchair market affected sales in the period. This was largely offset by increased customer penetration with our VSI and S-Drive controller systems and increased sales of our TRIO+ product in the small industrial vehicles market in the first half of 2004.

The performance of our aerospace software business in the first half of 2004 was stable, supported by orders from the military market, and the business delivered a small profit for the period.

Financial Review

	First half 2004	First half 2003	Change %
£ million			Reported	Constant currency
Turnover	239.3	229.2	4	12
Operating profit	21.6	15.4	40	52
Return on sales (%)	9.0	6.7

Reported turnover for the first half of 2004 was up 4 per cent and operating profit was up 40 per cent compared with the first half of 2003. Reported results have been affected by the weakness of the US dollar relative to sterling with an average US dollar:sterling exchange rate of $1.82:£1 in the first half of 2004 compared with $1.61:£1 in the first half of 2003. In the first half of 2004 currency translation reduced turnover by £18.5 million, operating profit by £1.9 million and profit before tax and goodwill amortisation by £1.5 million compared with the first half of 2003.

Turnover for the first half of 2004 of £239.3 million was up over the same period in 2003 by 12 per cent in constant currencies. Operating profit before goodwill amortisation and exceptional items of £21.6 million for the first half of 2004 was up 52 per cent in constant currencies compared with the same period in 2003.

Turnover by market and by source grew in constant currency terms in all geographic regions during the first half of 2004. Operating profit in North America grew by more than 100 per cent in constant currencies compared with the same period in 2003. Operating profit also grew in the Asia Pacific region but reduced by 2 per cent in constant currencies in Europe due to the effect of the weak US dollar on trading.

Product development spending for the Group in the first half of 2004 was £33.7 million, or 14 per cent of turnover (first half 2003 £32.9 million and 14 per cent), the majority of which has been in the Communications group.

There are no operating or non-operating exceptional items reported in the first half of 2004, in contrast with the first half of 2003 which had operating exceptional items of £4.9 million, in relation to the renegotiation of our borrowing terms and cost reduction actions, and a non-operating exceptional profit on divestments of £1.6 million.

The £0.2 million loss from interests in joint ventures in the first half of 2004 relates to our share of the losses in our start-up company in China, Spirent DM. The income reported in 2003 also included our share of profits from WAGO which was divested in April 2003.

Net interest payable in the first half of 2004 reduced to £3.6 million compared with £5.0 million in 2003 due to the substantial reduction in net debt during 2003. In the first half of 2003 we reported an exceptional interest expense of £14.3 million in relation to the make-whole amount on the partial prepayment of our senior notes and related bank fees.

Reported profit before taxation was £14.0 million compared with a loss of £9.3 million for the first half of 2003.

The effective rate of taxation for the first half of 2004 was 28.0 per cent compared with 27.7 per cent for the full year 2003.

Headline earnings per share of 1.41 pence increased by 38 per cent compared with 1.02 pence for the first half of 2003. The weighted average number of shares outstanding at the period end was 937.2 million (full year 2003 929.3 million). After charging goodwill amortisation and exceptional items, basic earnings per share for the first half of 2004 was 0.92 pence (first half 2003 loss 1.27 pence).

In the first half of 2004 all our operating groups continued to be cash generative. Operating cash flow of £19.9 million was generated (first half 2003 £28.6 million) after funding increased working capital requirements driven by the improved activity in the Performance Analysis division and the Network Products group. Free cash flow for the first half of 2004 was £1.9 million compared with £1.0 million for the same period in 2003.

In the first half year we made our first additional annual cash contribution of £3.5 million to our defined benefit UK pension plan and paid the liability of £2.9 million net of taxes due to Mr Nicholas Brookes on his retirement in respect of his unfunded unapproved retirement benefit (UURB). We also paid the make-whole amount of £1.8 million due on the partial prepayment of loan notes made in February 2004 (2003 £13.7 million).

We have increased capital expenditure as expected, investing a net £11.0 million in the first half of 2004 compared with £6.3 million in the first half of 2003. We expect capital investment for the year to be in the region of £25 million (2003 £15.8 million).

As previously reported, on 18 February 2004 we pre-paid $14.4 million of our senior notes. Following this, $129.8 million (£70.9 million) of the notes remain outstanding. Our £30 million bank facility remained undrawn at the end of the first half of 2004 and we had cash at bank and in hand of £30.5 million.

Net debt closed at £53.5 million (31 December 2003 £57.5 million). The US dollar:sterling exchange rate at the period end benefited the net debt position on translation by £2.1 million.

Earnings before interest, taxation, amortisation and exceptional items (EBITA before exceptional items) to net interest expense was 5.0 times and net debt to earnings before interest, taxation, depreciation, amortisation and exceptional items was 0.86 times on a rolling 12 month basis, as calculated in accordance with our borrowing covenants.

At the end of the first half of 2004 the pension liability net of deferred taxation reduced to £24.7 million (31 December 2003 £35.2 million). The liability has been reduced through the positive performance of the equity markets, the Company’s contribution of £3.5 million to the defined benefit plan and the settlement of the UURB in respect of Mr Brookes.

Adoption of International Financial Reporting Standards

Spirent will be required to comply with International Financial Reporting Standards (IFRS) with effect from 1 January 2005. The Company is in the process of assessing the impact of conversion to IFRS and transition plans are on track. For the Spirent Group we anticipate that the main areas to be impacted by the adoption of IFRS will be the reporting and treatment of amortisation and impairment of goodwill and intangible assets, share-based payments, research and development, deferred taxation and financial instruments. The adoption of IFRS will not affect our position under existing borrowing covenants as they are calculated under UK GAAP.

The Board

We announced on 13 July 2004 that Anders Gustafsson had been appointed Chief Executive of Spirent with effect from 2 August 2004. Mr Gustafsson has extensive experience in the telecoms industry having held senior executive positions at Tellabs, Inc., a leading US network equipment manufacturer, and Motorola, Inc. His substantial experience of international operations, strong organisational capabilities and customer orientation, and his sound strategic thinking will be key in steering the Group through the next stages of its development.

Mr Nicholas Brookes retired as Chief Executive of the Company on 30 June 2004 and we wish him well for the future.

Outlook

The Performance Analysis division has benefited from certain one-time orders in the first half as well as increased customer investment in next-generation technologies, which we believe is an important underlying long term trend. We expect the performance of the Service Assurance division to remain subdued until advanced IP services become more widely deployed and we successfully expand our customer base. Our Network Products business is expected to continue to benefit from general positive economic conditions but we expect it will revert to its usual pattern of seasonality in 2004 with the second half result somewhat lower than the first.

Our commitment to product development throughout the downturn has positioned us well and overall we believe this will enable us to continue on course for the full year.

Consolidated profit and loss account

£ million	Notes	First half		Year
		2004	2003 restated	2003
Turnover: Group and share of joint venture		239.3	251.6	488.6
Less: share of joint venture’s turnover		—	(22.4)	(22.4)

Turnover	1,2	239.3	229.2	466.2

Operating profit	1,2	17.0	5.7	18.8
Operating exceptional items	3	—	4.9	7.5
Goodwill amortisation		4.6	4.8	9.7
Operating profit before goodwill amortisation and exceptional items	1,2	21.6	15.4	36.0

Income/(loss) from interests in:
Joint ventures		(0.2)	2.7	2.7
Associates		1.2	0.8	2.1

Operating profit of the Group, joint ventures and associates		18.0	9.2	23.6

Non-operating exceptional items
Profit on disposal of operations		—	1.6	3.6

Profit before interest		18.0	10.8	27.2
Net interest payable		(3.6)	(5.0)	(9.3)
Other finance expense		(0.4)	(0.8)	(1.5)
Exceptional interest payable		—	(14.3)	(16.1)

Profit/(loss) before taxation		14.0	(9.3)	0.3

Taxation	4	(5.2)	(2.4)	(0.6)

Profit/(loss) after taxation		8.8	(11.7)	(0.3)

Minority shareholders’ interest - equity		(0.2)	(0.1)	(0.2)

Profit/(loss) attributable to shareholders		8.6	(11.8)	(0.5)

Basic profit/(loss) per share (pence)	5	0.92	(1.27)	(0.05)
Headline earnings per share (pence)	5	1.41	1.02	2.31
Diluted profit/(loss) per share (pence)	5	0.90	(1.27)	(0.05)

Consolidated statement of total recognised gains and losses

£ million	First half		Year
	2004	2003 restated	2003
Profit/(loss) attributable to shareholders	8.6	(11.8)	(0.5)
Gain on lapsed options	0.6	0.9	1.2
Exchange adjustment on subsidiaries, joint ventures and associates	(3.2)	5.0	6.1
Taxation on exchange adjustment	—	(0.2)	(0.2)
Reinstatement of deferred tax asset on pension liability	—	12.6	12.6
Actuarial gain/(loss) recognised on pension schemes	6.0	(4.3)	0.3
Taxation on actuarial gain or loss	(1.8)	1.3	(0.1)

Total recognised gains and losses	10.2	3.5	19.4

Consolidated balance sheet

£ million	First half[1]					Year
		2004		2003 restated		2003
Fixed assets
Intangible assets		96.2		107.9		101.6
Tangible assets		85.5		101.4		90.2
Investments
Investment in joint venture	0.3		0.3		0.3
Investment in associates	14.5		13.5		14.6

		14.8		13.8		14.9

Total fixed assets		196.5		223.1		206.7

Current assets
Stocks	53.8		59.6		55.0
Debtors	94.7		87.8		86.9
Cash at bank and in hand	30.5		21.1		37.6

	179.0		168.5		179.5

Current liabilities
Creditors due within one year	(113.4)		(100.2)		(111.3)
Loans and overdrafts	(1.6)		(3.4)		(1.8)

	(115.0)		(103.6)		(113.1)

Net current assets		64.0		64.9		66.4

Assets less current liabilities		260.5		288.0		273.1
Long term liabilities
Creditors due after more than one year		(86.7)		(120.9)		(95.6)
Provisions for liabilities and charges		(15.9)		(26.2)		(20.2)

Assets less liabilities (excluding pension liability)		157.9		140.9		157.3
Pension liability		(24.7)		(37.6)		(35.2)

Assets less liabilities (including pension liability)		133.2		103.3		122.1

Shareholders’ funds - equity		131.6		101.2		119.9
Minority interests - equity		1.6		2.1		2.2

		133.2		103.3		122.1

Note

1	First half 2004 refers to the position at 4 July 2004 and first half 2003 refers to the position at 29 June 2003.

The interim financial information has been prepared on the basis of the accounting policies set out in the Group’s 2003 statutory accounts. The interim financial information is unaudited but has been reviewed by the auditors. The above financial information does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. The comparative financial information for the year to 31 December 2003 is based on the statutory accounts for that period. Those accounts, upon which the auditors issued an unqualified opinion, have been delivered to the Registrar of Companies.

The interim report for the first half of 2004 was approved by the directors on 5 August 2004.

Consolidated cash flow statement

£ million	First half		Year
	2004	2003	2003
Net cash inflow from operating activities	19.9	28.6	68.2

Dividends received from associates	0.1	—	0.1

Returns on investments and servicing of finance	(5.7)	(19.0)	(23.2)
Taxation	(1.4)	(2.3)	8.9
Capital expenditure and financial investment	(11.0)	(6.3)	(15.8)

Cash inflow before acquisitions and disposals, equity dividends and financing	1.9	1.0	38.2

Acquisitions and disposals	(0.8)	60.7	60.4
Management of liquid resources	—	0.1	0.1
Financing	(7.7)	(124.7)	(143.6)

Net cash outflow	(6.6)	(62.9)	(44.9)

Reconciliation of net cash flow to movement in net debt
£ million	First half		Year
	2004	2003	2003
Net cash outflow	(6.6)	(62.9)	(44.9)

Cash outflow arising from the change in debt and lease financing	8.6	125.2	144.3
Cash inflow arising from the decrease in liquid resources	—	(0.1)	(0.1)

Movement arising from cash flows	2.0	62.2	99.3

Debt issue costs	0.2	(0.6)	(0.8)
New finance leases	(0.3)	—	(0.3)
Exchange adjustment	2.1	0.7	6.1

Movement in net debt	4.0	62.3	104.3

Net debt at 1 January	(57.5)	(161.8)	(161.8)

Net debt	(53.5)	(99.5)	(57.5)

Notes to the financial information

First half 2004 refers to the period to 4 July 2004 and first half 2003 refers to the period to 29 June 2003. Results for the first half of 2003 have been restated to reflect the effect of adopting Financial Reporting Standard 17 ‘Retirement Benefits’ and Urgent Issues Task Force Abstract 38 ‘Accounting for ESOP Trusts’.

1. Segmental analysis

£ million	First half				Year
	2004	%	2003 restated	%	2003	%
Turnover

Performance Analysis	83.1	35	71.3	31	148.7	32
Service Assurance	42.0	17	46.2	20	91.7	20

Communications	125.1	52	117.5	51	240.4	52
Network Products	95.0	40	85.9	38	174.4	37
Systems	19.2	8	25.8	11	51.4	11

	239.3	100	229.2	100	466.2	100

Operating profit

Operating profit before goodwill amortisation and exceptional items
Performance Analysis	7.1	33	0.5	3	4.4	12
Service Assurance	2.2	10	4.6	30	9.4	26

Communications	9.3	43	5.1	33	13.8	38
Network Products	10.7	50	8.1	53	16.7	47
Systems	1.6	7	2.2	14	5.5	15

	21.6	100	15.4	100	36.0	100

Operating exceptional items
Performance Analysis	—		(3.9)		(5.1)
Service Assurance	—		—		(0.1)

Communications	—		(3.9)		(5.2)
Non-segmental	—		(1.0)		(2.3)

	—		(4.9)		(7.5)

Goodwill amortisation
Performance Analysis	(2.0)		(1.9)		(3.9)
Service Assurance	(2.5)		(2.8)		(5.5)

Communications	(4.5)		(4.7)		(9.4)
Network Products	(0.1)		(0.1)		(0.3)

	(4.6)		(4.8)		(9.7)

Operating profit	17.0		5.7		18.8

2. Geographical analysis

£ million	First half				Year
	2004	%	2003 restated	%	2003	%
Turnover by market

Europe	82.6	35	75.6	33	149.6	32
North America	116.0	48	113.7	50	229.3	49
Asia Pacific, Rest of Americas, Africa	40.7	17	39.9	17	87.3	19

	239.3	100	229.2	100	466.2	100

Turnover by source

Europe	91.6	38	83.9	36	168.2	36
North America	124.6	52	127.8	56	262.1	56
Asia Pacific, Rest of Americas, Africa	23.1	10	17.5	8	35.9	8

	239.3	100	229.2	100	466.2	100

Operating profit by source

Operating profit before goodwill amortisation and exceptional items
Europe	9.9	46	10.2	66	21.7	60
North America	10.5	49	5.0	33	13.0	36
Asia Pacific, Rest of Americas, Africa	1.2	5	0.2	1	1.3	4

	21.6	100	15.4	100	36.0	100

Operating exceptional items
Europe	—		(1.0)		(2.3)
North America	—		(3.9)		(5.2)

	—		(4.9)		(7.5)

Goodwill amortisation
Europe	(0.8)		(0.7)		(1.5)
North America	(3.8)		(4.1)		(8.2)

	(4.6)		(4.8)		(9.7)

Operating profit	17.0		5.7		18.8

Average exchange rates
US dollar	1.82		1.61		1.64
Euro	1.48		1.46		1.45

3. Operating exceptional items

Operating exceptional items were reported for the first half of 2003 of £4.9 million and for the full year 2003 of £7.5 million. These comprised finance renegotiation and restructuring and related costs.

4. Taxation
£ million	First half		Year
	2004	2003 restated	2003
UK taxation	—	—	1.3
Overseas taxation	4.7	1.5	(2.7)

	4.7	1.5	(1.4)
Share of joint venture’s taxation	—	0.5	1.1
Share of associates’ taxation	0.5	0.4	0.9

	5.2	2.4	0.6

5. Earnings per share
£ million	First half		Year
	2004	2003 restated	2003
Basic profit/(loss) attributable to shareholders	8.6	(11.8)	(0.5)

Operating exceptional items	—	4.9	7.5
Goodwill amortisation	4.6	4.8	9.7
Profit on disposal of operations	—	(1.6)	(3.6)
Exceptional interest payable	—	14.3	16.1
Prior year tax credit	—	—	(6.0)
Attributable taxation on exceptional items	—	(1.3)	(1.7)
Attributable taxation on the disposal of operations	—	0.2	—

Headline earnings attributable to shareholders	13.2	9.5	21.5

Weighted average number of Ordinary shares in issue - basic and headline (million)	937.2	928.8	929.3

Weighted average number of Ordinary shares - diluted (million)	958.2	928.8	929.3

6. Reconciliation of operating profit to net cash inflow from operating activities
£ million	First half		Year
	2004	2003 restated	2003
Operating profit	17.0	5.7	18.8
Depreciation	13.0	15.0	29.3
Loss/(profit) on disposal of tangible fixed assets	0.4	—	(0.1)
Tangible fixed asset write-downs	—	—	2.2
Goodwill amortisation	4.6	4.8	9.7
Stock compensation expense	0.3	0.4	0.6
Deferred income received	4.6	1.3	0.2
(Increase)/decrease in debtors	(10.2)	6.8	3.8
(Increase)/decrease in stocks	(0.2)	(0.4)	3.1
Increase/(decrease) in creditors	1.0	(3.7)	5.7
Decrease in provisions	(3.4)	(1.8)	(5.9)
Pension liability	(7.2)	0.5	0.8

Net cash inflow from operating activities	19.9	28.6	68.2

7. Net income/(loss) under US GAAP

£ million	First half		Year
	2004	2003 restated	2003
Profit/(loss) attributable to shareholders in accordance with UK GAAP	8.6	(11.8)	(0.5)

Adjustments:
Goodwill and other intangible fixed assets	0.2	(1.1)	(0.7)
Stock-based compensation	(1.7)	(0.4)	(0.9)
Disposal of operations	—	(0.2)	(1.0)
Pension costs	—	0.9	2.2
Derivative financial instruments	(0.8)	(1.0)	(1.9)
Vacation payroll costs	(0.4)	(0.5)	—
Deferred taxation on above adjustments	1.3	1.7	2.8

Total adjustments	(1.4)	(0.6)	0.5

Net income/(loss) as adjusted to accord with US GAAP	7.2	(12.4)	—

Net earnings/(loss) per share (pence)
Basic	0.77	(1.34)	—
Diluted	0.75	(1.34)	—